EMAIL: KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL: 212.451.2252

September 2, 2014

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jason Industries, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 5, 2014

File No. 333-197412

Dear Ms. Long:

On behalf of Jason Industries, Inc. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 14, 2014 (the “Staff Letter”) with regard to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 5, 2014. We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Terms used therein and not separately defined have the meanings given to them in the Registration Statement.

Calculation of Registration Fee Table

1.	Please update footnote 1 to this table to explain why you are only registering the issuance of only 13,993,773 shares of common stock underlying warrants if, as described in the footnote, you issued warrants exercisable for 17,250,000 shares in your initial public offering and warrants exercisable for 1,150,000 shares in the concurrent private placement.

The Registration Statement has been revised to include the requested disclosure.

Exhibit List

2.	In your initial filing you stated that your XBRL interactive data files would be filed by amendment. In your most recent filing, it appears that you have not filed the XBRL documents, and you have removed them from your exhibit list. Please revise to reference the documents as exhibits and file them with your next amendment.

The Registration Statement has been revised to include the requested disclosure and the XBRL interactive data files have been filed with Amendment No. 2.

Opinion of Olshan Frome Wolosky LLP

3.	Please revise your legal opinion to state that counsel is of the opinion that the warrants are binding obligations of the company. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

The opinion of counsel has been revised to include the requested disclosure.

* * * * *

September 2, 2014

We would be pleased to answer any questions you may have with regard to the Company’s response to the Staff Letter. We believe that we have been responsive to all comments and the Company would like to request acceleration of the effectiveness of the Registration Statement as soon as possible. We appreciate the responsiveness of the Staff throughout this process and look forward to your favorable response. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

cc:	William P. Schultz